EXHIBIT 99.1

Ultrapetrol Reports Financial Results for First Quarter 2015

NASSAU, Bahamas, May 14, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2015.

First Quarter 2015 and subsequent events highlights:

  Recorded first quarter 2015 revenues of $84.6 million;

  Recorded adjusted consolidated EBITDA of $15.2 million in the first quarter of 20151, which includes adjusted EBITDA of $3.2 million from our River Business, adjusted EBITDA of $12.6 million in our Offshore Supply Business, adjusted EBITDA of $1.4 million from our Ocean Business, and a negative adjusted EBITDA of $(1.9) million from other activities, including foreign currency exchange losses;

  Recorded total adjusted net loss and adjusted net loss per share of $(4.4) million and $(0.03) per share, respectively, in the first quarter of 2015, which excludes the effect of a $0.8 million loss for deferred taxes on unrealized foreign exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and includes a $0.1 million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain from the sale is being deferred over the term of the lease up to the present value of the lease payments).2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(5.1) million and $(0.04), respectively;

  Adjusted EBITDA for our River Business segment increased to $3.2 million, up $3.9 million from a negative adjusted EBITDA in the first quarter of 2014 of $(0.7) million;

  On March 3, 2015, our UP Turquoise commenced its recently renewed four-year charter at a rate of $30,350 per day, consistent with its previous charter;

  UP Coral completed its conversion to an RSV subsea support vessel and is currently repositioning to Brazil to begin a six-year contract with Petrobras.

___________________________________
1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Damián Scokin, Ultrapetrol's President and Chief Executive Officer, stated, "During a first quarter of 2015 that was marked by challenging market conditions for both of our core segments, we continue to believe that there are significant opportunities to unlock Ultrapetrol's full potential. We are fully engaged in implementing strategic initiatives to achieve that goal, and those efforts have begun to gain early traction over the course of the first quarter."

Mr. Scokin continued, "In the River Business, we are seeing operational improvements, even as historically low commodity prices have caused producers to stockpile soybeans in expectation of future price increases. We have now completed the drydocking program to improve the reliability and efficiency of our pushboats, and our transition to a streamlined point-to-point system is well underway. These and other measures have resulted in an approximately 40% reduction in transit times and a 20% decrease in costs per ton transported, enhancing our ability to generate returns from our assets. Additionally, during the first quarter, we won a contract to service 60% of Petropar's river transportation requirements, which commenced in April 2015, securing significant cubic capacity for two years.

"In the Offshore Supply Business, our UP Opal commenced a new, multi-year contract with Petrobras during the first quarter, and our UP Turquoise was extended for a further four years at consistent terms. In all, our eleven PSVs on long-term, fixed-rate contracts with Petrobras continue to perform well. Additionally, our UP Coral has completed its conversion to an RSV subsea support vessel and is currently en route to Brazil to begin an attractive six-year contract. We also made the decision in late April to remove our remaining two PSVs from the severely depressed North Sea spot market, as prevailing market rates have dipped below operating expenses. We have tendered those two vessels to Petrobras and are awaiting the results of that process. In the meantime, we continue to focus on maximizing the profitability and efficiency of our Brazilian offshore operations, decreasing both our unplanned off-hire days and our operating costs during the first quarter."

Mr. Scokin concluded, "We remain confident in the strong fundamentals of Ultrapetrol and are encouraged by the early signs of progress in our strategic initiatives to more fully realize the Company's potential. By increasing operational reliability, protecting our Offshore revenue stream, reducing our operational costs, and strengthening our organization, we feel that we are taking the necessary steps to create a stronger, more efficient, and more profitable Ultrapetrol for the benefit of shareholders."

Overview of Financial Results

Total revenues for the first quarter of 2015 were $84.6 million as compared with $86.3 million in the same period of 2014.

Adjusted EBITDA for the first quarter of 2015 was $15.2 million as compared with $19.6 million in the same period of 2014. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the first quarter of 2015 was $(4.4) million, as compared with net loss of $(4.6) million, during the same period of 2014. First quarter 2015 adjusted net loss excludes the effect of a $0.8 million loss for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and includes a $0.1 million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). Before adjusting for these effects, the recorded total net loss and net loss per share are $(5.1) million and $(0.04), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "During the first quarter, we made significant progress locking in stable cash flows from long-term contracts, reducing our exposure to volatility in our earnings and taking steps to reduce costs. Our liquidity position also remains robust, as we have $31.2 million available under our revolving line of credit."

Business Segment Highlights

River

First quarter 2015 River Business segment adjusted EBITDA was $3.2 million as compared to a negative adjusted EBITDA of $(0.7) million in the same period of 2014, representing a $3.9 million increase. Third party barge sales in the first quarter of 2015 were nil as opposed to 8 barges in the same period of 2014. This reduction in the number of barges delivered to third parties produced a reduction in revenues of $11.6 million when comparing the first quarter of 2015 as with the same period of 2014. The shipyard has been producing tank barges for our own fleet, which supports our growth in the transportation of liquid cargoes in River Business, but that has no immediate effect on our consolidated EBITDA, since barges are accounted for at cost. Nevertheless, we have also received offers from third parties to acquire barges produced in our Punta Alvear Yard.

Net tons transported in the first quarter of 2015 increased 27% when compared to the same period of 2014. Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia have recently been at historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2015 will be 8.5 million tons, where Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 52% of world soybean production in 2015, as compared to 30% in 1995. We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. This steady long-term growth trend represents an important demand driver for our River Business.

We are implementing operating processes and management systems that we believe will increase voyage efficiency, transparency on costs and asset utilization while we transition from a complex hub-and-spoke system to a more streamlined and cost-effective point-to-point system. Initial results suggest that progress is already being made in terms of operating costs, transit times, and tons transported. Significant emphasis is being made on efficiency and customer service at every level of the organization.

Offshore Supply

In the Offshore Supply Business, we operate a fleet of fourteen PSVs, eleven of which are contracted on long-term time charters to Petrobras in Brazil. Our UP Coral has been converted into an RSV subsea support vessel and is expected to enter into its six-year contract with Petrobras during the second quarter of 2015. From late April, the two vessels operating in the UK North Sea, UP Agate and UP Jasper, have been laid-up as spot rates in the UK North Sea are at very low levels. These two vessels have been offered in a tender to Petrobras and are expected to be offered on a second tender as well.

The adjusted EBITDA generated by the Offshore Supply Business segment during the first quarter of 2015 was $12.6 million, compared to $13.2 million in the same period of 2014, a 5% decrease. This decrease is mostly attributable to the low spot rates experienced in the North Sea. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the first quarter of 2015 increased by $2.2 million to $29.6 million, as compared to $27.4 million in the same period of 2014. This 8% increase was primarily attributable to a combined increase in revenues of our UP Agate , UP Coral and UP Opal, which commenced operations in the North Sea on April 11, April 25, and May 3, 2014, respectively; partially offset by a decrease in revenues of our UP Jasper, on account of lower prevailing rates in the UK North Sea.

Ocean

The Ocean Business segment adjusted EBITDA was $1.4 million in the first quarter of 2015, as compared to $4.1 million in the same period of 2014, a $2.7 million decrease. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business decreased by $1.6 million, or 9%, to $16.1 million in the first quarter of 2015, as compared to $17.7 million the same period of 2014. This difference is mainly attributable to our Alejandrina which has been laid up in Argentina since the end of September 2014, which has significantly impacted our segment results. This vessel re-entered service on May 6, 2015.

In the first quarter of 2015, the Company operated two container vessels in its flag protected feeder container service in South America, as well as three Product Tankers (Miranda I, Amadeo and Austral), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past. On March 25, 2015, we bareboat chartered Mentor for 3 years. This vessel is expected to enter into a time charter with Petrobras in June 2015, replacing one of our Product Tankers, Miranda I, which has been placed for sale. In addition, our Product Tanker, Amadeo, will be placed for sale during the second quarter of 2015 upon the finalization of its current employment.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, May 15, 2015, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-988-9352 (toll-free U.S.) or 1-312-470-0063 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-888-568-0740 (toll-free U.S.) or +1-203-369-3779 (outside of the U.S.); passcode: 1505. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of March 31, 2015, and our audited consolidated balance sheet as of December 31, 2014:

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 20,296	$ 34,982
Restricted cash	11,250	11,246
Accounts receivable, net of allowance for doubtful accounts of $ 3,077 and $3,178 in 2015 and 2014, respectively	43,550	37,341
Operating supplies and inventories	4,195	4,030
Prepaid expenses	6,022	4,083
Other receivables	23,758	18,067
Total current assets	109,071	109,749

NONCURRENT ASSETS

Other receivables	24,048	28,084
Restricted cash	1,472	1,472
Vessels and equipment, net	716,245	717,405
Dry dock	12,522	13,551
Investments in and receivables from affiliates	4,066	3,906
Intangible assets	582	582
Goodwill	5,015	5,015
Other assets	12,924	13,266
Deferred income tax assets	2,667	4,031
Total noncurrent assets	779,541	787,312
Total assets	$ 888,612	$ 897,061

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$ 31,811	$ 30,518
Customer advances	2,801	3,090
Payable to related parties	1,134	1,636
Accrued interest	7,004	1,513
Current portion of long-term financial debt	36,679	32,929
Other current liabilities	20,887	22,827
Total current liabilities	100,316	92,513

NONCURRENT LIABILITIES

Long-term financial debt	423,628	433,105
Deferred income tax liabilities	10,137	12,170
Other liabilities	496	368
Deferred gains	3,083	3,183
Total noncurrent liabilities	437,344	448,826
Total liabilities	537,660	541,339

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2014 and 2013	1,446	1,446
Additional paid-in capital	490,833	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(120,491)	(115,384)
Accumulated other comprehensive loss	(1,348)	(1,321)
Total equity	350,952	355,722
Total liabilities and equity	$ 888,612	$ 897,061

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars:

	Three Months Ended March 31,
	2015	2014	Percent Change
Revenues
Attributable to River Business	$ 38,930	$ 41,277	-6%
Attributable to Offshore Supply Business	29,557	27,403	8%
Attributable to Ocean Business	16,086	17,663	-9%
Total revenues	84,573	86,343	-2%

Voyage and manufacturing expenses
Attributable to River Business	(16,566)	(23,701)	-30%
Attributable to Offshore Supply Business	(1,649)	(770)	114%
Attributable to Ocean Business	(5,021)	(4,555)	10%
Total voyage and manufacturing expenses	(23,236)	(29,026)	-20%

Running costs
Attributable to River Business	(13,901)	(13,336)	4%
Attributable to Offshore Supply Business	(12,374)	(10,622)	16%
Attributable to Ocean Business	(8,123)	(7,496)	8%
Total running costs	(34,398)	(31,454)	9%

Amortization of dry dock and intangible assets	(1,999)	(1,284)	61%
Depreciation of vessels and equipment	(10,504)	(10,625)	-2%
Administrative and commercial expenses	(9,669)	(9,504)	2%
Other operating income, net	46	554	-92%

Operating profit	4,813	5,004	-4%

Financial expense	(8,255)	(8,650)	-5%
Foreign currency exchange (losses) gains, net	(1,897)	2,983	--
Financial income	--	10	--
Investment in affiliates	(93)	(232)	-60%
Other, net	12	25	-52%
Total other (expenses)	(10,233)	(5,864)	75%

Loss before income taxes	(5,420)	(860)	530%

Income tax benefit (expenses)	313	(3,894)	--

Net loss attributable to Ultrapetrol (Bahamas) Limited	$ (5,107)	$ (4,754)	7%

The following table contains our unaudited statements of cash flows for the three months ended March 31, 2015, and 2014:

(Stated in thousands of U.S. dollars)

	For the three-month period
	ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$ (5,107)	$ (4,754)
Adjustments to reconcile net (loss) to cash provided by operating activities:
Depreciation of vessels and equipment	10,504	10,625
Amortization of dry docking	1,999	1,240
Expenditure for dry docking	(1,330)	(3,180)
Amortization of intangible assets	--	44
Debt issuance expense amortization	640	499
Net losses from investments in affiliates	93	232
Allowance for doubtful accounts	--	515
Share - based compensation	364	213
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,209)	3,881
Other receivables, operating supplies and prepaid expenses	(2,413)	4,314
Other	122	20
Increase (decrease) in liabilities:
Accounts payable	1,757	(1,906)
Customer advances	(289)	(5,757)
Other payables	772	8,114
Net cash provided by operating activities	903	14,100

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(9,344)	(17,650)
Proceeds from shipbuilding contract cancelation	--	17,589
Net cash (used in) investing activities	(9,344)	(61)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(5,727)	(5,697)
Other financing activities, net	(518)	749
Net cash (used in) financing activities	(6,245)	(4,948)
Net increase (decrease) in cash and cash equivalents	(14,686)	9,091
Cash and cash equivalents at the beginning of year	34,982	72,625
Cash and cash equivalents at the end of the period	$ 20,296	$ 81,716

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2015, and 2014:

	Three months ended
	March 31,
($000's)	2015	2014
Total cash flows provided by operating activities	903	14,100
Total cash flows (used in) investing activities	(9,344)	(61)
Total cash flows (used in) from financing activities	(6,245)	(4,948)

Total cash flows from operating activities	$ 903	$ 14,100

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	6,260	(8,665)
Expenditure for dry docking	1,330	3,180
Income Taxes	(313)	3,894
Financial Expenses	8,255	8,650
Allowance for doubtful accounts	--	(515)
Yard EBITDA from Touax sale	(99)	(99)
Other adjustments	(1,097)	(945)

Adjusted Consolidated EBITDA	$ 15,239	$ 19,600

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the three months ended March 31, 2015, and 2014:

($000's)	Three months ended March 31, 2015	Three months ended March 31, 2014	% Change

Revenues	$ 84,573	$ 86,343	-2%

Adjusted EBITDA	$ 15,239	$ 19,600	-22%

Net (loss) as reported	$ (5,107)	$ (4,754)	7%
EPS as reported (In $ per share)	$ (0.04)	$ (0.03)	33%

Adjustments to Net Loss as reported

Yard EBITDA from Touax barge sale	(99)	(99)	--
Income tax expense on Exchange Variance Benefit (1)	762	274	178%

Adjusted net (loss)	$ (4,444)	$ (4,579)	-3%
Adjusted EPS (In $ per share)	$ (0.03)	$ (0.03)	--

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2015:

	First quarter ended March 31, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (3,250)	$ 8,060	$ 3	$ 4,813
Depreciation and amortization	6,663	4,495	1,345	12,503
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(93)	--	--	(93)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	1	11	12

Segment Adjusted EBITDA	$ 3,221	$ 12,556	$ 1,359	$ 17,136

Items not included in Segment Adjusted EBITDA
Financial income				--
Foreign currency exchange gains, net				(1,897)

Adjusted Consolidated EBITDA				$ 15,239

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2014:

	First quarter ended March 31, 2014
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$ (6,532)	$ 9,359	$ 2,177	$ 5,004
Depreciation and amortization	6,156	3,849	1,904	11,909
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(220)	--	(12)	(232)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	2	23	25

Segment Adjusted EBITDA	$ (695)	$ 13,210	$ 4,092	$ 16,607

Items not included in Segment Adjusted EBITDA
Financial income				10
Foreign currency exchange gains, net				2,983

Adjusted Consolidated EBITDA				$ 19,600
CONTACT: The IGB Group

         Leon Berman
         212-477-8438
         lberman@igbir.com

         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com